

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2011

<u>Via E-mail</u>
Shawn Singh
Chief Executive Officer
VistaGen Therapeutics, Inc.
384 Oyster Point Blvd., No. 8
South San Francisco, CA 94080

> **Re: VistaGen Therapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 2, 2011**
> **File No. 000-54014**

Dear Mr. Singh:

As we previously advised you by telephone, we completed our review of your filing on September 19, 2011. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: William T. Hart
        Hart & Trinen, LLP
        1624 Washington Street
        Denver, CO 80203